

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 1, 2021

Susan E. Krohne
Senior Vice President
M/I HOMES, INC.
4131 Worth Avenue, Suite 500
Columbus, Ohio 43219

> **Re: M/I HOMES, INC.**
> **Registration Statement on Form S-4**
> **Filed September 24, 2021**
> **File No. 333-259781**

Dear Ms. Krohne:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joseph Ambrogi at 202-551-4821 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Adam K. Brandt